EXHIBIT 99.2
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
         PIPELINE TRANSPORTATION AGREEMENT FOR HORIZON OIL SANDS PROJECT
           CALGARY, ALBERTA - AUGUST 23, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to announce that it has executed an agreement with Pembina Pipeline Corporation ("Pembina"), a wholly-owned subsidiary of Pembina Pipeline Income Fund, to provide pipeline transportation service for Canadian Natural's Horizon Oil Sands Project ("Horizon Project"). "This agreement allows Canadian Natural to gain access to major sales pipelines out of Edmonton for our high quality Synthetic Crude Oil which will be produced at the Horizon Project while at the same time provide significant quality benefits associated with being the only shipper on the Horizon Pipeline. Following an extensive review of greenfield and existing pipeline options for the Horizon Project, this agreement results in the most economically attractive option for Canadian Natural as it leverages existing infrastructure." commented Real Cusson, Senior Vice-President Marketing.

The Horizon Project, which is 100 percent owned and operated by Canadian Natural, is designed as a phased development and includes the open pit mining of bitumen combined with an on-site upgrader. Phase 1 production is planned to begin in the second half of 2008 at 110,000 bbl/d of 34 degrees API light, sweet synthetic crude oil ("SCO"). Phase 2 would increase production to 155,000 bbl/d of SCO in 2010. Phase 3 would further increase production to 232,000 bbl/d of SCO in 2012.

Pembina will complete the twinning of the existing Alberta Oil Sands Pipeline ("AOSPL"), resulting in two parallel pipelines, one of which will be dedicated to Canadian Natural. That pipeline, combined with a new pipeline constructed from the Horizon Project site down to the AOSPL Terminal (known collectively as the "Horizon Pipeline") will provide crude oil transportation service for the Horizon Project.

The initial term of the agreement is 25 years, which will commence on the in-service date. In addition to having the option to renew the agreement for successive 10 year terms, Canadian Natural has the right to request incremental expansions of the Horizon Pipeline based upon applicable National Energy Board approved multi-pipeline economics.

The construction of the Horizon Pipeline is expected to begin in 2006 and will be fully operational by mid 2008 to coincide with first production at the Horizon Project.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

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FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and Management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:    (403) 514-7777            ALLAN P. MARKIN                   DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                   Chairman        Chief Financial Officer and
EMAIL:        ir@cnrl. com                                  Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                       JOHN G. LANGILLE                    COREY B. BIEBER
TRADING SYMBOL - CNQ                      Vice-Chairman                    Vice-President,
Toronto Stock Exchange                                                  Investor Relations
New York Stock Exchange                   STEVE W. LAUT
                                    President and Chief
                                      Operating Officer